Exhibit 77K
Touchstone Strategic Trust

Changes in Accountants

The Registrant, by action of its Board of Trustees taken on August 16, 2012 for the Touchstone Focused Fund, the Touchstone Flexible Income Fund, the Touchstone International Value Fund, the Touchstone Small Cap Growth Fund and Touchstone Small Company Value Fund (collectively, the "Funds"), engaged PricewaterhouseCoopers ("PWC") as its independent registered public accounting firm to audit the Funds' financial statements for the fiscal year ended March 31, 2013. The decision to engage PWC was recommended by the Audit Committee at a Special Meeting held on June 26, 2012 in which it was determined that certain independence issues arising from the acquisition and reorganization of the Funds into corresponding Funds of the Registrant precluded Ernst & Young LLP ("E&Y"), the Registrant's independent registered public accounting firm, from auditing certain of the Registrant's portfolios for the fiscal year ended March 31, 2013. PWC was the independent registered public accounting firm of the predecessor Funds prior to their acquisition by Touchstone.

On May 22, 2013, the Audit Committee determined that there were no longer any independence issues to preclude E&Y from serving as the Funds' independent registered public accounting firm. Therefore, upon recommendation of the Audit Committee, the Registrant, by action of its Board of Trustees taken on May 23, 2013, did not reappoint PWC and engaged E&Y as its independent registered public accounting firm to audit the financial statements of the Funds for the fiscal year ended March 31, 2014.

The reports of PWC on the financial statements of the Funds for the fiscal year ended March 31, 2013 contained no adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principle. During the fiscal year ended March 31, 2013, there have been no disagreements with PWC on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements if not resolved to the satisfaction of PWC would have caused them to make reference thereto in their reports on the financial statements for such years. Furthermore, during the fiscal year ended March 31, 2013, and through May 22, 2013, there have been no reportable events (as defined in S-K 304(a)(1)(v)). The Registrant has requested that PWC furnish it with a letter addressed to the SEC stating whether or not it agrees with the above statements. A copy of such letter, dated November 26, 2013, is filed as Exhibit 77Q1(f) to this Form N-SAR.

During the Funds' most recent fiscal year, and through May 22, 2013, neither the Registrant nor anyone on its behalf has consulted E&Y, with respect to the Funds, on items which (i) concerned the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on Registrant's financial statements or (ii) concerned the subject of a disagreement (as defined in paragraph (a)(1)(iv) of Item 304 of Regulation S-K) or reportable events (as described in paragraph (a)(1)(v) of said Item 304).